As filed with the Securities and Exchange Commission on November 22, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MVC CAPITAL, INC.
(Name of Subject Company (Issuer))
MVC CAPITAL, INC.
(Names of filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
553829102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael Tokarz
MVC Capital, Inc.
287 Bowman Avenue, Purchase, New York 10577
(914) 701-0310
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)
Copies to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9522
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,000,000*	$3,112.50**

*
Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 2,403,846 shares of common stock, par value $0.01 per share, at the minimum tender offer price of  $10.40 per share.

**
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
Third-party tender offer subject to Rule 14d-1.

☑
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by MVC Capital, Inc., a Delaware corporation (“MVC” or the “Company”), to purchase for cash up to $25 million of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $10.40 and not more than $11.00 in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which together constitute the “tender offer”. Additional documents relating to the tender offer are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(5) and (d). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
Item 1.   Summary Term Sheet.
Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address.   The name of the issuer is MVC Capital, Inc. The address and telephone number of the Company is set forth under Item 3.

(b)
Securities.   The subject securities are the Company’s shares of common stock, par value $0.01 per share. As of November 16, 2017, there are 21,114,105 shares of common stock outstanding.

(c)
Trading Market and Price.   Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
The name of the issuer is MVC Capital, Inc., an externally managed, closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is incorporated in the State of Delaware (“MVC” or the “Company”); the address of its principal executive office is 287 Bowman Avenue, Purchase, New York 10577 and its telephone number is (914) 701-0310. Our internet address is http://www.mvccapital.com. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:
Summary Term Sheet;
Introduction;
Section 1 — Number of Shares; Proration;
Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer;
Section 3 — Procedures for Tendering Shares;
Section 4 — Withdrawal Rights;
Section 5 — Purchase of Shares and Payment of Purchase Price;
Section 6 — Conditional Tender of Shares;

Section 7 — Conditions of the Tender Offer;
Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares;
Section 13 — Certain U.S. Federal Income Tax Consequences; and
Section 14 — Extension of the Tender Offer; Termination; Amendment.
(b) See “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer” and “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
Reference is made to the information set forth under Section 11 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase, which is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes.   Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under heading “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer.”

(b)
Use of Securities Acquired.   Information regarding the treatment of shares acquired pursuant to the offer is incorporated by reference from the Offer to Purchase under the heading “Section 2 —  Purpose of the Tender Offer; Certain Effects of the Tender Offer.”

(c)
Plans.   Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer” and “Section 11 — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Source of Funds.   Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b)
Conditions.   There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(c)
Borrowed Funds.   Information regarding borrowed funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership.   The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions.   The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations.   The information under the headings “Summary Term Sheet” and “Section 15 — Fees and Expenses; Information Agent; Depositary; in the Offer to Purchase” is incorporated herein by reference.

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)
Agreement, Regulatory Requirements and Legal Proceedings.   Reference is made to the information set forth under “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer”; under “Section 10 — Certain Information Concerning Us”; under “Section 11 —  Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”; and under “Section 12 — Legal Matters; Regulatory Approvals” in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Securities Exchange Act of 1934, as amended.

(c)
Other Material Information.   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.   Exhibits.
EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, November 22, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 22, 2017.
(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 22, 2017.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated November 22, 2017.
(b)	Not applicable.
(d)	Amended Dividend Reinvestment Plan, as amended. (Incorporated by reference to Exhibit 99 filed with Registrant’s Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 11, 2017).
(g)	Not applicable.
(h)	Not applicable.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2017
MVC CAPITAL, INC.
/s/ Michael Tokarz

Name: Michael Tokarz
Title: Chairman

Exhibit Index
EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, November 22, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 22, 2017.
(a)(1)(D)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 22, 2017.
(a)(5)	Press release announcing the Tender Offer, dated November 22, 2017.
(d)	Amended Dividend Reinvestment Plan, as amended. (Incorporated by reference to Exhibit 99 filed with Registrant’s Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 11, 2017).